EXHIBIT 99.2

GENTERRA CAPITAL INC.

INTERIM REPORT

Notice to Reader
Management has compiled the unaudited interim financial information of Genterra Capital Inc. consisting of the interim consolidated balance sheet as at March 31, 2011 and the interim consolidated statement of operations, other comprehensive income and retained earnings and the interim consolidated statement of cash flows for the six-month period then ended.  An accounting firm has not reviewed or audited this interim financial information.

GENTERRA CAPITAL INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	March 31	September 30
	2011	2010
ASSETS

CURRENT
Cash and cash equivalents	$19,355,581	$17,787,741
Marketable securities	5,004,178	4,676,175
Accounts receivable	355,189	384,609
Prepaid expenses and deposits	194,128	267,408
Current portion of notes receivable	-	59,790
Future income taxes	-	3,623
	24,909,076	23,179,346

UNREALIZED RENTAL INCOME	86,739	31,642

RENTAL REAL ESTATE PROPERTIES	15,446,474	17,336,366

INTANGIBLE ASSETS	378,549	400,269

FUTURE INCOME TAXES	230,426	268,820
	$41,051,264	$41,216,443

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$730,109	$752,699
Income taxes payable	66,550	52,684
Current portion of long-term debt	2,301,170	2,482,475
	3,097,829	3,287,858

LONG-TERM DEBT	-	583,474

FUTURE INCOME TAXES	1,812,291	1,911,685

INTANGIBLE LIABILITIES	11,975	18,372

RETRACTABLE PREFERENCE SHARES	5,330,681	5,135,616
	10,252,776	10,937,005

SHAREHOLDERS' EQUITY

CAPITAL STOCK	17,432,461	17,432,461

CONTRIBUTED SURPLUS	562,398	562,398

RETAINED EARNINGS	12,803,629	12,284,579
	30,798,488	30,279,438

	$41,051,264	$41,216,443
See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, OTHER COMPREHENSIVE
  INCOME AND RETAINED EARNINGS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	March 31		March 31
	2011	2010	2011	2010

REVENUE
Rent	$819,495	$-	$1,645,206	$-

EXPENSES
Administrative and general	209,907	167,100	494,738	324,703
Rental real estate operating expenses	517,541	-	993,491	-
	727,448	167,100	1,488,229	324,703
INCOME (LOSS) BEFORE THE FOLLOWING	92,047	(167,100)	156,977	(324,703)

Amortization	129,725	-	275,857	-
Dividends on retractable preference shares	96,461	-	195,065	-
Interest on long-term debt	28,137	-	63,754	-
	254,323	-	534,676	-
LOSS FROM OPERATIONS	(162,276)	(167,100)	(377,699)	(324,703)

OTHER INCOME AND EXPENSES
Interest income	75,953	20,778	146,463	41,655
Investment income	96,238	39,028	386,267	165,269
Impairment gain (loss) on receivables	(11,277)	(14,893)	(40,805)	23,431
Gain on sale of rental real estate property	473,895	-	473,895	-
Equity income (loss) of significantly influenced company	-	524	-	(938)
	634,809	45,437	965,820	229,417
INCOME (LOSS) BEFORE INCOME TAXES	472,533	(121,663)	588,121	(95,286)

Income taxes (recovery)
Current	111,611	(19,966)	136,973	(19,466)
Future	(59,519)	-	(57,377)	3,157
	52,092	(19,966)	79,596	(16,309)
INCOME (LOSS) FROM CONTINUING OPERATIONS	420,441	(101,697)	508,525	(78,977)

Deferred gain on sale of former consolidated subsidiary	10,525	42,100	10,525	42,100
NET INCOME (LOSS) FOR THE PERIOD, ALSO BEING
COMPREHENSIVE INCOME (LOSS)	$430,966	$(59,597)	$519,050	$(36,877)

Retained earnings at beginning of period	12,372,663	13,395,229	12,284,579	13,372,509
RETAINED EARNINGS at end of period	$12,803,629	$13,335,632	$12,803,629	$13,335,632

EARNINGS (LOSS) PER SHARE (Basic and diluted)
Continuing operations	$0.04	$(0.02)	$0.05	$(0.01)
Discontinued operations	$0.00	$0.01	$0.00	$0.01
Net income (loss)	$0.04	$(0.01)	$0.05	$(0.00)

Weighted average number of shares
Basic and diluted	9,389,015	5,076,407	9,389,015	5,076,407

The effect on earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed.

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended March 31		Six months ended March 31
	2011	2010	2011	2010

OPERATING ACTIVITIES
Net income (loss) for the period from continuing operations	$420,441	$(101,697)	$508,525	$(78,977)
Items not affecting cash:
Gain on sale of rental real estate property	(473,895)	-	(473,895)	-
Amortization	129,725	-	275,857	-
Dividends on retractable preference shares	96,461	-	195,065	-
Future income taxes	(59,519)	-	(57,377)	3,157
Unrealized gain on marketable securities	(57,224)	(11,520)	(184,424)	(226,528)
Unrealized rental income	(20,078)	-	(55,097)	-
Accretion interest on discounted note receivable	(16,881)	(18,040)	(35,149)	(34,534)
Amortization of intangible assets and liabilities	7,578	-	15,323	-
Impairment loss (gain) on receivables	(3,339)	14,893	26,189	(23,431)
Equity (income) loss of significantly influenced company	-	(524)	-	938
	23,269	(116,888)	215,017	(359,375)
Change in non-cash components of working capital
Accounts receivable	78,409	879	29,420	1,118
Prepaid expenses and deposits	(75,826)	(121,290)	73,280	(159,327)
Accounts payable and accrued liabilities	(85,275)	98,361	(22,590)	174,177
Income taxes payable	51,693	(16,539)	13,866	(17,038)
	(7,730)	(155,477)	308,993	(360,445)

FINANCING ACTIVITIES
Redemption of Class A preference shares	-	(138,839)	-	(138,839)
Repayment of long-term debt	(687,762)	-	(764,779)	-
	(687,762)	(138,839)	(764,779)	(138,839)

INVESTING ACTIVITIES
Proceeds from sale of rental real estate property	2,087,930	-	2,087,930	-
Proceeds from notes receivable	79,275	100,000	79,275	100,065
Proceeds from (additions to) marketable securities	(10,418)	(20,376)	(143,579)	75,524
	2,156,787	79,624	2,023,626	175,589
CHANGE IN CASH AND CASH EQUIVALENTS	1,461,295	(214,692)	1,567,840	(323,695)
CASH AND CASH EQUIVALENTS, beginning of period	17,894,286	14,491,151	17,787,741	14,600,154
CASH AND CASH EQUIVALENTS, end of period	$19,355,581	$14,276,459	$19,355,581	$14,276,459

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks			$330,581	$14,076,459
Money market instruments			19,025,000	200,000
Total cash and cash equivalents			$19,355,581	$14,276,459

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:
Income taxes paid	$37,244	$15,000	$123,803	$8,662
Interest paid	$31,139	$-	$66,926	$-

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN CANADIAN DOLLARS)

Genterra Capital Inc. (“GCI” or the “Company”) is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.

The accompanying unaudited interim consolidated financial statements for the six months ended March 31, 2011 have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements for the period ended September 30, 2010

These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the period ended September 30, 2010.

Amalgamation
On May 10, 2010 Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI) amalgamated (the "Amalgamation") and continue under the name “Genterra Capital Inc.” with a fiscal year-end of September 30.

The Amalgamation was accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI were recorded in the accounts of the Company at their carrying values and the net assets of Genterra were recorded at fair value. The results of operations for the three and six months ended March 31, 2011 include the operations of the combined entity, while the results for the three and six months ended March 31, 2010 include the results for CMI only.

In the process relating to the Amalgamation, the Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the Ontario Business Corporations Act (“OBCA”). The Company has filed a claim with the Superior Court of Justice and has, amongst other things, requested a declaration that the holder of certain of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

Transition to International Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the year ending September 30, 2012 for which the current and comparative information will be prepared under IFRS.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has completed the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing and prepared a comparison of financial statement areas that would be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements

Recent Accounting Pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These new standards will be effective for financial statements related to fiscal years beginning on or after January 1, 2011. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Sale of Rental Real Estate Property

During the quarter ended March 31, 2011, the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario was sold and the first mortgage of $619,098 relating to this property was repaid.